                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


--------------------------------------------------------------------------------
                               GALEY & LORD, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  36353K-10-3

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 7, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                 (Page 1 of 7)

CUSIP No. 36352K-10-3                 13D                     Page 2 of 7 Pages
-------------------------------------------------------------------------------


1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Citicorp Venture Capital, Ltd.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)                                                                [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York
-------------------------------------------------------------------------------




 NUMBER OF
   SHARES                 7  SOLE VOTING POWER
BENEFICIALLY
 OWNED BY                 8  SHARED VOTING POWER
  EACH
REPORTING                    5,284,202
 PERSON
  WITH                    9  SOLE DISPOSITIVE POWER

                          10  SHARED DISPOSITIVE POWER
                              5,284,202
-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,284,202
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.39%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
-------------------------------------------------------------------------------


                                 (Page 2 of 7)

CUSIP No. 36352K-10-3               13D                       Page 3 of 7 Pages
-------------------------------------------------------------------------------


1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Citibank, N.A.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                           [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------





 NUMBER OF
   SHARES         7  SOLE VOTING POWER
BENEFICIALLY
 OWNED BY         8  SHARED VOTING POWER
   EACH              5,284,202
REPORTING
 PERSON           9  SOLE DISPOSITIVE POWER
  WITH
                  10 SHARED DISPOSITIVE POWER
                     5,284,202
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,284,202
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.39%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    BK
-------------------------------------------------------------------------------


                                 (Page 3 of 7)

CUSIP No. 36352K-10-3             13D                         Page 4 of 7 Pages
-------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Citicorp
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                             [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------
NUMBER OF
  SHARES         7  SOLE VOTING POWER
BENEFICIALLY
  OWNED BY       8  SHARED VOTING POWER
   EACH
REPORTING           5,284,202
 PERSON
  WITH           9  SOLE DISPOSITIVE POWER

                10 SHARED DISPOSITIVE POWER
                   5,284,202
-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,284,202
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.39%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC


                                 (Page 4 0f 7)

CUSIP No. 36352K-10-3               13D                       Page 5 of 7 Pages
-------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Citigroup Inc.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM

   2(d) or 2(e)                                                            [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------

 NUMBER OF
  SHARES         7  SOLE VOTING POWER
BENEFICIALLY
 OWNED BY        8  SHARED VOTING POWER
  EACH              5,286,835
REPORTING
 PERSON          9  SOLE DISPOSITIVE POWER

                10  SHARED DISPOSITIVE POWER
                    5,286,835
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,286,835
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.42 %
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
-------------------------------------------------------------------------------


                                 (Page 5 of 7)

         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the 13D originally filed on April 2, 1999, as amended by Amendment No. 1 to Schedule 13D filed on May 25, 1999, Amendment No. 2 to Schedule 13D filed on June 22, 1999 and Amendment No. 3 to Schedule 13D filed on August 6, 1999, with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

         This Amendment No. 4 relates to the Common Stock, par value $.01 per share of (the "Common Stock"), of Galey & Lord, Inc., a Delaware corporation ("Issuer"). Amendment No. 4 is being filed due to the purchase by Citicorp Venture Capital, Ltd. ("CVC") of a certain number of shares of the Issuer's Common Stock.

         Item 5(a)-(b) is hereby amended in its entirety as follows:

         (a)-(b) As of the close of business on September 7, 1999, CVC beneficially owns 5,284,202 shares of Common Stock, representing approximately 44.39% of the outstanding shares of such class, of which it has shared voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 5,284,202 shares of Common Stock, representing approximately 44.39% of the outstanding shares of such class as to which each has shared voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 5,286,835 shares of Common Stock representing approximately 44.42% of the outstanding shares of such class as to which it has shared voting and dispositive powers.

         Item 5(c) is hereby amended by adding the following sentences to the end of the paragraph:

         On August 6, 1999, CVC acquired 7,700 shares of Common Stock for an average price of $3.9875 per share in the public market. On August 12, 1999, CVC acquired 4,700 shares of Common Stock for an average price of $4.42021 per share in the public market. On August 13, 1999, CVC acquired 3,500 shares of Common Stock for an average price of $4.50 per share in the public market. On August 16, 1999, CVC acquired 2,400 shares of Common Stock for an average price of $4.50 per share in the public market. On August 17, 1999, CVC acquired 11,500 shares of Common Stock for an average price of $4.2946 per share in the public market. On August 18, 1999, CVC acquired 4,400 shares of Common Stock for an average price of $4.25 per share in the public market. On August 19, 1999, CVC acquired 35,000 shares of Common Stock for an average price of $4.15518 per share in the public market. On August 23, 1999, CVC acquired 5,200 shares of Common Stock for an average price of $4.08654 per share in the public market. On August 24, 1999, CVC acquired 11,000 shares of Common Stock for an average price of $4.125 per share in the public market. On August 26, 1999, CVC acquired 3,000 shares of Common Stock for an average price of $4.125 per share in the public market. On August 27, 1999, CVC acquired 5,000 shares of Common Stock for an average price of $4.0625 per share in the public market. On August 30, 1999, CVC acquired 3,200 shares of Common Stock for an average price of $4.096 per share in the public market. On September 1, 1999, CVC acquired 4,300 shares of Common Stock for an average price of $4.0625 per share in the public market. On September 2, 1999, CVC acquired 3,100 shares of Common Stock for an average price of $4.0625 per share in the public market. On September 3, 1999, CVC acquired 3,500 shares of Common Stock for an average price of $4.10714 per share in the public market. On September 7, 1999, CVC acquired 30,000 shares of Common Stock for an average price of $4.021 per share in the public market.


                                 (Page 6 of 7)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 9, 1999


                                  CITICORP VENTURE CAPITAL, LTD.


                                  By:      /s/ Helen B. Shavin
                                     ------------------------------------------
                                  Name:    Helene B. Shavin
                                  Title:   Vice President & Assistant Secretary


                                  CITIBANK, N.A.


                                  By:      /s/ Glenn S. Gray
                                     ------------------------------------------
                                  Name:    Glenn S. Gray
                                  Title:   Vice President & Assistant Secretary


                                  CITICORP


                                  By:      /s/ Glenn S. Gray
                                     ------------------------------------------
                                  Name:    Glenn S. Gray
                                  Title:   Assistant Secretary


                                  CITIGROUP INC.


                                  By:      /s/ Glenn S. Gray
                                     ------------------------------------------
                                  Name:    Glenn S. Gray
                                  Title:   Assistant Secretary



                                 (Page 7 of 7)